Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES ONE-FOR-TEN  REVERSE STOCK SPLIT AND AVAILABILITY OF NEW CORPORATE PRESENTATION
ATHENS, GREECE, October 30, 2020 – Performance Shipping Inc. (NASDAQ: PSHG), (the “Company”), a global shipping company specializing in the ownership of tankers, today announced that its Board of Directors has determined to effect a reverse stock split of the Company’s common shares, par value $0.01 per share, at a ratio of one-for-ten. The Company’s shareholders approved the reverse stock split at the Company’s Special Meeting of Shareholders held on October 29, 2020.
The reverse stock split will take effect, and the Company’s common shares will begin trading on a split-adjusted basis on the Nasdaq Capital Market, as of the opening of trading on November 2, 2020 under the existing trading symbol “PSHG.” The CUSIP number of Y67305 121 will be assigned to the Company’s common shares when the reverse stock split becomes effective.
Commenting on the reverse stock split, Mr. Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:
“The Company is fully committed to maintaining its Nasdaq listing, and the reverse stock split announced today is necessary as the Company was unfortunately left with no other option to regain compliance with Nasdaq’s minimum bid price rule. This reverse stock split is not linked to any equity offering. Over the past fifteen months and despite the challenging COVID-19 pandemic, the Company has successfully completed a significant transformation.”

This transformation has included the following developments:

•	Exited the container ship sector to focus exclusively on the tanker sector;
•	Acquired four Aframax tankers;
•	Chartered one of our tankers for approximately 18 months at $28,000 to a major national oil company;
•	Simplified its capital structure, leaving only common shares outstanding;
•	Appointed a new management team and maintained full transparency with all management functions performed in house; and
•	Initiated a new variable quarterly dividend policy coupled with our specific low leverage target and declared our first dividend.

A detailed presentation articulating the Company’s new business strategy is available on our website at http://www.pshipping.com/for-our-investors. Information contained on our website does not constitute a part of this press release.
Mr. Michalopoulos added:
“We believe the implementation of our new business strategy over the near term will help address our low valuation as evidenced by our equity market capitalization being below our cash on hand and at a deep discount to our net asset value.”
Upon effectiveness of the reverse stock split, every ten of the Company’s issued common shares will be combined into one issued common share, without any change to the par value per share. This will reduce the number of outstanding common shares of the Company from approximately 50.2 million shares to approximately 5.0 million shares.
No fractional shares will be issued in connection with the reverse stock split. Shareholders who would otherwise hold a fraction of a common share of the Company will receive a cash payment in lieu thereof at a price equal to that fraction of a share to which the shareholder would otherwise be entitled multiplied by the closing price of the Company’s common shares on the Nasdaq Capital Market on October 30, 2020.
Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after November 2, 2020. Such beneficial holders may contact their bank, broker, or nominee for more information.
Shareholders with shares held in certificate form will receive instructions from the Company’s exchange agent, Computershare, for exchanging their stock certificates for a new certificate representing the shares of common stock resulting from the reverse stock split.
Additional information about the reverse stock split can be found in the Company’s proxy statement mailed to shareholders on or around October 1, 2020, a copy of which was furnished to the U.S. Securities and Exchange Commission (the “Commission”) on October 2, 2020 on the Company’s Report of Foreign Private Issuer on Form 6-K and is available on the Commission’s website at www.sec.gov.
About the Company
Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of four Aframax tankers. The Company's current fleet of tanker vessels is employed primarily on short to medium term charters with leading energy companies and traders.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for our vessels, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of the novel coronavirus (COVID-19) pandemic and its impact on the demand for seaborne transportation of petroleum and other types of products, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.